March 31, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director, Mail Stop 3720
Mr. Kyle Moffatt, Accountant Branch Chief
Ms. Sharon Virga, Senior Staff Accountant

RE:	Infinera Corporation
Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 17, 2009
File No. 001-33486

Ladies and Gentlemen:

Infinera Corporation (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated March 12, 2009 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008 (File No. 001-33486) (the “2008 10-K”). For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable. The Company has attempted to explain how it intends to comply with the Staff’s comments in such detail sufficient for the Staff to understand the proposed revisions. To the extent practicable, the Company also has included the text of the intended new disclosures.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

Form 10-K for the Fiscal Year Ended December 27, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Please discuss in detail in a section of MD&A that is concerned with trends what your revenue and other pertinent line items of operating and net income would look like without the recognition of significant deferred revenue. Also address the impact of the declining backlog on these same items. We note that your backlog was $14.7 million at the end of fiscal 2008; $26.7 million at the end of fiscal 2007; and $32.8 million at the end of fiscal 2006.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have discussed the trends and impact of changes in the timing of revenue recognition on our current and future period revenue, gross margins and results of operations throughout our MD&A disclosures.

In particular, we make reference to the following framework of discussions contained in our 2008 10-K disclosures:

1.1. MD&A: Overview, pages 43-44

As part of the Overview section of our MD&A, we explained to the reader that the attainment of VSOE of fair value on our service offerings during the year had resulted in significant changes in the timing and categorization of revenue recognition. We included a quantification of the amount of deferred revenue recognized in 2008 from the sale of bundled products in periods prior to the attainment of VSOE of fair value for most of our services and indicated that this had resulted in elevated revenues for the year ended December 27, 2008. We further indicated that we did not expect revenues to continue at this elevated level in future periods and that we did not expect to generate significant amounts of deferred revenue or deferred inventory costs in the future. The specific disclosure in the 2008 10-K included the following:

“In addition, the timing at which we recognize revenue is directly impacted by our ability to establish and maintain vendor specific objective evidence (“VSOE”) of fair value for our services offerings. The attainment of VSOE of fair value on software subscription services and for training and installation and deployment services in 2008 resulted in an increased portion of our 2008 shipments for the period being recognized as product and service revenue at the time of acceptance. This change resulted in a significant increase in the amount of revenue recognized from 2008 shipments and a significant reduction in additions to deferred revenue during the year and in the deferred revenue balance at the end of the year. This increase in the recognition of revenue from 2008 shipments, combined with the recognition of $166.7 million of deferred revenue from the prior years resulted in elevated revenues in 2008.” (page 43)

“As outlined above, the attainment of VSOE of fair value on most of our services in 2008 allowed us to recognize the majority of our 2008 shipments as revenue at the time of acceptance and in addition to

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

allocate that revenue to the appropriate revenue category in our consolidated statements of operations. This resulted in increased levels of product and services revenue offset by a reduction in ratable revenue. Ratable revenue in future periods is expected to include a small portion of revenues related to products sold in combination with software warranty services for which VSOE has not yet been established. However, we may continue to offer new and incremental services to our customers in the future and will need to establish VSOE of fair value for those services. This may result in shipments to those customers being recognized as ratable revenue until VSOE of fair value is achieved.” (pages 43-44)

“As of December 27, 2008, we had $8.7 million of deferred revenue and $3.2 million of deferred inventory costs on our balance sheet related to invoiced shipments of bundled products from periods prior to the second quarter of 2008 and the attainment of VSOE of fair value for most of our services. Now that VSOE of fair value has been established, we do not expect to continue to defer significant amounts of revenue and cost from invoiced shipments in future periods. We expect revenue and gross profits in 2009 and future periods to more closely approximate the revenue and gross margin generated on the underlying invoiced shipments for those periods. It remains difficult to predict future gross margins due to changes in product and customer mix and the timing of new customer deployments.” (page 44)

1.2. MD&A: Overview of Consolidated Financial Data – Deferred Revenue, page 47 & Deferred Inventory Cost, page 49

The Overview of Consolidated Financial Data section of our 2008 10-K contains detailed Deferred Revenue (page 47) and Deferred Inventory Cost (page 49) roll-forward tables as illustrated below. We included these tables to provide the reader with better visibility of the movements and trends in the deferred revenue and deferred inventory cost balances for the years presented. These tables also provided the reader with information on the change in deferred revenue and deferred inventory cost balances recorded in the statements of operations for these years.

In addition, we provided a further break-out the deferred revenue and deferred inventory cost balances as follows:

•

Amounts generated from sales of bundled products in periods prior to the second quarter of 2008 and the attainment of VSOE of fair value for most of our services. This detailed break-out and the related discussion indicated that the level of revenue and cost of revenue deferred in prior periods and recognized in current periods reflected the lack of VSOE of fair value for our services and the resulting ratable recognition of revenue and costs. We further indicated that we believed this level of deferral activity was non-recurring and that we did not expect deferrals of this magnitude to continue in future periods now that VSOE had been established.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

•

Amounts generated from sales of products, bundled products and services after the attainment of VSOE of fair value for most of our services. The separate presentation of these amounts and the related discussion provided the reader with an indication that these amounts represented the level of deferred revenue and deferred inventory cost that could be expected in future periods now that VSOE of fair value has been established for most of our services. The specific disclosure in the 2008 10-K included the following:

The following table illustrates the net increase (decrease) in deferred revenue for the specified periods:

	Year Ended December 27, 2008				Year Ended December 29, 2007
	Pre Mar. 29, 2008 Product / Ratable Revenue (1)	Post Mar. 29, 2008 Product / Ratable Revenue (2)	Services Revenue	Total	Total
	(In thousands)
Beginning balance	$174,437	$—	$—	$174,437	$110,953
Additions to deferred revenue	29,639	8,140	19,356	57,135	301,229
Amortization to revenue	(195,426)	(3,963)	(9,776)	(209,165)	(237,745)

Ending balance	$8,650	$4,177	$9,580	$22,407	$174,437

Net increase (decrease) in deferred revenue balance	$(165,787)	$4,177	$9,580	$(152,030)	$63,484

(1)	Represents changes in deferred revenue related to periods prior to the attainment of VSOE of fair value for most of our services.
(2)	Represents changes in deferred revenue related to periods after the attainment of VSOE of fair value for most of our services.

The following table illustrates the net increase (decrease) in our deferred inventory cost for the specified periods:

	Year Ended December 27, 2008			Year Ended December 29, 2007
	Pre Mar. 29, 2008 Product / Ratable Cost (1)	Post Mar. 29, 2008 Product / Ratable Cost (2)	Total	Total
	(In thousands)
Beginning balance	$81,622	$—	$81,622	$67,253
Additions to deferred inventory cost	11,162	1,202	12,364	144,374
Amortization to cost of revenue	(89,563)	(186)	(89,749)	(130,005)

Ending balance	$3,221	$1,016	$4,237	$81,622

Net increase (decrease) in deferred inventory cost balance	$(78,401)	$1,016	$(77,385)	$14,369

(1)	Represents changes in deferred inventory cost related to periods prior to the attainment of VSOE of fair value for most of our services.
(2)	Represents changes in deferred inventory cost related to periods after the attainment of VSOE of fair value for most of our services.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

1.3. MD&A: Overview of Consolidated Financial Data – Gross Margin, page 50

Our discussion of Gross Margin in the Overview of Consolidated Financial Data section of our 2008 10-K includes a quantification of the amount of deferred gross profit recognized in 2008 from the release of deferred revenue and deferred inventory cost related to periods prior to the attainment of VSOE of fair value for most of our services. It further quantifies the amount of deferred revenue and deferred inventory cost related to invoiced shipments in that period that remained on the balance sheet at the end of the year and indicates that we do not expect to defer significant amounts of gross profit in the future. The specific disclosure in the 2008 10-K included the following:

“The improved gross margin for 2008 compared to 2007 reflects the impact of the recognition of $87.4 million of deferred gross profit related to invoiced shipments in periods prior to the attainment of VSOE of fair value for our services. In addition, we recognized increased levels of revenue and gross profit from 2008 invoiced shipments. This increase in the recognition of current year revenue and gross profit in 2008 was due to the attainment of VSOE of fair value for software subscription services and for our training and installation and deployment services.”

“As of December 27, 2008, deferred revenue related to bundled product sales from periods prior to the second quarter of 2008 and the attainment of VSOE of fair value for most of our services was $8.7 million, and deferred inventory cost was $3.2 million. We do not expect to continue to defer significant amounts of margin from new invoiced shipments in the future. We expect gross margins in 2009 and future periods to more closely approximate the margin generated on the underlying invoiced shipments for those periods.”

We are supplementally providing the Staff with a table below which summarizes the relevant information outlined above in tabular format. We considered including this table in the MD&A section of our filings where the impact of deferred revenue from sales of bundled products is material to the Company’s financial results but, to date, have not done so because we felt this presentation would be viewed by the Staff as an alternative non-GAAP presentation of our statement of operations.

	Year Ended December 27, 2008			Year Ended December 29, 2007
	Deferred Revenue and Inventory Costs Included	Pre-VSOE Deferral Adjustments	Deferred Revenue and Inventory Costs Excluded	Deferred Revenue and Inventory Costs Included	Pre-VSOE Deferral Adjustments	Deferred Revenue and Inventory Costs Excluded
	(In thousands, except gross margin)
Revenue	$519,212	$(165,787)	$353,425	$245,852	$63,484	$309,336
Cost of revenue	285,657	(78,401)	207,256	169,263	14,369	183,632

Gross profit	$233,555	$(87,386)	$146,169	$76,589	$49,115	$125,704
Gross margin	45%		41%	31%		41%

In response to the Staff’s comment related to backlog disclosures, we respectfully advise the Staff that although we include our backlog numbers as part of the Business section of our Form 10-K as required by Regulation S-K Item 101, we also indicated that we do not consider backlog

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

to be a trend indicator of current or future revenue or gross margin performance. The level of backlog at a particular point in time is dependent on the timing of receipt of customer orders, product shipment lead times and the size and timing of customer deployments and does not have a direct impact on past or future revenue trends. The specific disclosure in the 2008 10-K included the following:

“As of December 27, 2008, our backlog was $14.7 million. These orders are subject to future events that could cause the amount or timing of the related revenue to change, and, in certain cases, may be cancelled without penalty. We do not believe that backlog should be viewed as an indicator of future performance. A backlogged order may not result in revenue in a particular period, and the actual revenue may not be equal to our backlog amounts. Our presentation of backlog may not be comparable with that of other companies in our industry.” (page 12)

Critical Accounting Policies and Estimates, page 51

2.	We note that you utilized a discounted cash flow model combined with available pricing for comparable securities to determine the fair value of certain auction-rate securities (determined under Level III of the fair value hierarchy). Please provide us with a more detailed description of such model and how you incorporated the available pricing for comparable securities with your discounted cash flow model. Provide us with a detailed description of the inputs (for example, the discount rates used) and information used to develop those inputs for your discounted cash flow model. Tell us how your approach complies with paragraph 30 and the related appendices of SFAS 157. Further, please address the following:

•

Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount. If a liquidity discount was not assigned, tell us why.

•	Describe your assumptions about risk.

•

Regarding your ability to hold the auction-rate securities, your ability to hold them for an extended period of time should not impact the fair value determination. However, your disclosure is unclear as to whether this was one of the assumptions used to determine the valuation. Please advise.

Please revise your disclosures in critical accounting policies to include a detailed discussion of your accounting policy. Further, provide a sensitivity analysis of your assumptions based upon reasonably likely changes. For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

RESPONSE: We supplementally, advise the Staff that due to the lack of activity in the auction rate securities (ARS) market, as of the measurement date, we used unobservable inputs as defined in paragraph 30 of SFAS 157 to measure the fair value of our ARS. In addition, we used a combination of the market approach and income approach as outlined in SFAS 157, Appendix A, paragraph A13 as part of our valuation methodology. A more detailed description of our valuation approach and use of unobservable inputs is outlined below:

Market Approach

The market approach used pricing based on transactions in a secondary market for similar or comparable securities and resulted in a 20% weighted average reduction to par value of our ARS holdings. Management reviewed the frequency and volume of activity in this secondary market and determined that due to the limited number of transactions, it did not represent an active market as of the measurement date as discussed in SFAS 157. In addition, we concluded that transactions in this market did not represent distressed transactions as the secondary market allowed for the participation of multiple bidders and supported usual and customary market activities related to the sale of these securities (as discussed in SFAS 157, paragraph 7). We believe that market participants would consider the pricing in the secondary market in their determination of an exit price as referenced in paragraph 30 of SFAS 157 and, therefore, it was appropriate for us to use the market approach in combination with an income approach discounted cash flow model in determining the fair value of our ARS.

Income Approach

The income approach used a discounted cash flow model, as permitted in paragraph 18b of SFAS 157 to value each individual security with the following key Level III unobservable inputs, as discussed in paragraph 30 of SFAS 157, to determine the fair value of our ARS:

Contractual cash flow

The model assumed that the principal amount or par value for these securities would be repaid at the end of the estimated workout period. In addition, future interest payments were estimated as described in each individual prospectus and based on the then current U.S. Treasury Bill (T-Bill) rate adjusted for a failed auction premium of 120 basis points (bps).

ARS discount rate

The model incorporated a discount rate equal to an estimate of the LIBOR rates commensurate with the estimated workout period of the securities. As of the measurement date, these rates were then adjusted by a total of 350 bps which included an estimate of the market student loan spread and a discount factor to reflect the lack of liquidity in these securities. All of our ARS were AAA rated, with most collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program. We therefore considered any non-performance risk associated with the securities to be limited as of the measurement date.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

Estimated maturity

We estimated the workout period of our ARS as the weighted average life of the underlying trust loan portfolio where this information was available from servicing and other trust reports. In a small number of instances where this information was not available, we used the weighted average life of the loan portfolio of a similar trust. The estimated time to maturity of the securities as of the measurement date ranged from 14.6 years to 26.2 years.

The income approach resulted in a weighted average reduction of 31.4% to par value of our ARS portfolio.

Fair Value Measurement

Management considered that, as of the measurement date, the market approach and income approach were equally appropriate in determining the fair value of our ARS and therefore incorporated both valuations in our fair value measurement. Our fair value measurement resulted in a weighted average reduction of 25.7% to par value of these securities.

We respectfully advise the Staff that we did not consider our ability to hold the securities to maturity as part of our fair value determination and will clarify this point in our future filings.

Critical Accounting Policy

We respectfully advise the Staff that we have provided a description of our accounting policy on “Fair Value of Financial Instruments” on page 87 of Note 2. “Significant Accounting Policies” of the Notes to Consolidated Financial Statements and have provided further detail on “Fair Value Measurements” in Note 3. “Investments and Fair Value Measurements” of the Notes to Consolidated Financial Statements on page 93.

We supplementally advise the Staff that we will expand the accounting policy description as outlined below and include this in our Critical Accounting Policies in our future filings (to be updated for future developments).

MD&A: Critical Accounting Policies and Estimates

Valuation and Classification of Investments

Effective December 30, 2007, we adopted FASB Statement No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

The fair values of our financial instruments reflect the estimates of amounts that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in our consolidated financial statements are based on information available to us as of December 27, 2008.

In accordance with SFAS 157, we apply a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The three levels are the following:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level II - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level III - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We measure our cash equivalents and debt securities at fair value. Cash equivalents and debt securities are primarily classified within Level I or Level II, with the exception of auction rate securities (ARS). This is because cash equivalents and debt securities are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. ARS investments are classified within Level III because they are valued, in part, by using inputs that are unobservable in the market and are significant.

The recent uncertainties in the credit markets have affected all of our ARS investments and auctions for these securities have failed to settle on their respective settlement dates. In light of these developments, to determine the fair value for our ARS, we used a combination of the market approach and income approach. The market approach uses pricing based on transactions in an inactive secondary market for similar or comparable securities. In addition, we performed our own discounted cash flow analysis. Management determined that it was most appropriate to value the ARS using the market approach and income approach equally given the facts and circumstances as of December 27, 2008 and therefore incorporated both valuations in our fair value measurement.

The significant unobservable inputs and assumptions used in the discounted cash flow model to determine the fair value of our ARS, as of December 27, 2008, are as follows:

Contractual cash flow

The model assumed that the principal amount or par value for these securities would be repaid at the end of the estimated workout period. In addition, future interest payments were estimated as described in each individual prospectus and based on the then current U.S. Treasury Bill (T-Bill) rate adjusted for a failed auction premium of 120 basis points (bps).

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

ARS discount rate

The model incorporated a discount rate equal to an estimate of the LIBOR rates commensurate with the estimated workout period of the securities. As of the measurement date, these rates were then adjusted by a total of 350 bps which included an estimate of the market student loan spread and a discount factor to reflect the lack of liquidity in these securities. All of our ARS were AAA rated, with most collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program. We therefore considered any non-performance risk associated with the securities to be limited as of the measurement date.

Estimated maturity

We estimated the workout period of our ARS as the weighted average life of the underlying trust loan portfolio where this information was available from servicing and other trust reports. In a small number of instances where this information was not available, we used the weighted average life of the loan portfolio of a similar trust. The estimated time to maturity of the securities as of the measurement date ranged from 14.6 years to 26.2 years.

Sensitivity Analysis

We respectfully advise the Staff that we have outlined the fact that changes in assumptions used in our discounted cash flow model could have a significant impact on the fair value of the securities as part of our disclosures in Note 3. “Investments and Fair Value Measurements” of the Notes to Consolidated Financial Statements. The specific disclosure in the 2008 10-K included the following:

“The assumptions used in preparing the discounted cash flow model include estimates for interest rates, discount rates and the timing and amount of cash flows, including assumptions about the weighted average loan period associated with these securities. Management expects changing conditions in the ARS market to have a significant impact on these underlying assumptions, which in turn can have a significant impact on the fair value of these securities.” (page 94)

We supplementally advise the Staff that we have determined that the following inputs to our valuation models would be considered key drivers of variability in the fair value estimate:

•	ARS discount rate;

•	Estimated maturity; and

•	Non-performance credit risk.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

We believe the fair value of our Put Rights and ARS could change significantly in the future, based on market conditions and continued uncertainties in the financial markets. A deterioration in UBS non-performance credit risk could have a significant impact on the valuation of our Put Rights and on our consolidated statements of operations. In addition, a deterioration in the ARS discount rate or a change in the estimated time to maturity would have no impact on our consolidated statements of operations.

The effect of an immediate 10% adverse change in the key drivers of variability in the fair value estimate of our Put Rights and ARS would result in the following impact to our consolidated statements of operations and balance sheets as of the measurement date:

	Non- performance Credit Risk	ARS Discount Rate	Estimated Maturity
Consolidated Statements of Operations:
Other gain (loss), net	$(340)	$—	$—

Consolidated Balance Sheets:
Long-term investments
ARS - trading securities	$—	$(1,106)	$(395)
ARS - available-for-sale securities	$—	$(170)	$(77)
Put Right	$(340)	$1,106	$395

Accumulated other comprehensive income (loss)	$—	$(170)	$(77)

We will add the following discussion on the sensitivity of the fair value measurement of our ARS to the Critical Accounting Policies section in our future filings:

MD&A: Critical Accounting Policies and Estimates

Valuation and Classification of Investments

We believe the fair value of our Put Rights and ARS could change significantly in the future, based on market conditions and continued uncertainties in the financial markets. A10% deterioration in UBS non-performance credit risk would result in a $0.3 million loss on our consolidated statements of operations as of December 27, 2008. A deterioration in the ARS discount rate or a change in the estimated time to maturity would have no impact on our consolidated statements of operations.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

Liquidity and Capital Resources, page 62

3.	Discuss in detail why you have experienced increasing revenues and attained profitability in 2008 but also experienced a decline in cash flow from operations.

RESPONSE: We respectively advise the Staff that as outlined on page 63 of our 2008 10-K, our 2008 statement of operations included the recognition of deferred revenue of $152.0 million and deferred inventory costs of $76.5 million related to invoiced shipments in prior periods. This is compared to our 2007 statement of operations which included the deferral of $63.5 million of revenue and $14.7 million of deferred inventory cost related to invoiced shipments that occurred during the year. These changes in the deferred revenue and deferred cost of inventory balances on a year-over-year basis resulted in an increased level of profitability in 2008 but had no impact on liquidity or cash flow for the period as the cash impact occurs in the same period as the underlying invoiced shipments were recorded.

We supplementally advise the Staff to refer to pages 43-44 of our 2008 10-K as outlined below for further details of the impact of our revenue recognition policy on our results for these periods:

“[T]he timing at which we recognize revenue is directly impacted by our ability to establish and maintain vendor specific objective evidence (“VSOE”) of fair value for our services offerings. The attainment of VSOE of fair value on software subscription services and for training and installation and deployment services in 2008 resulted in an increased portion of our 2008 shipments for the period being recognized as product and service revenue at the time of acceptance. This change resulted in a significant increase in the amount of revenue recognized from 2008 shipments and a significant reduction in additions to deferred revenue during the year and in the deferred revenue balance at the end of the year. This increase in the recognition of revenue from 2008 shipments, combined with the recognition of $166.7 million of deferred revenue from the prior years resulted in elevated revenues in 2008.

As outlined above, the attainment of VSOE of fair value on most of our services in 2008 allowed us to recognize the majority of our 2008 shipments as revenue at the time of acceptance and in addition to allocate that revenue to the appropriate revenue category in our consolidated statements of operations. This resulted in increased levels of product and services revenue offset by a reduction in ratable revenue. Ratable revenue in future periods is expected to include a small portion of revenues related to products sold in combination with software warranty services for which VSOE has not yet been established. However, we may continue to offer new and incremental services to our customers in the future and will need to establish VSOE of fair value for those services. This may result in shipments to those customers being recognized as ratable revenue until VSOE of fair value is achieved.”

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

Significant Accounting Policies

Accrued Warranty, page 86

4.	Please expand your disclosure to include your accounting policy for software warranties.

RESPONSE: We respectfully advise the Staff that to date our software warranty expenses have not been material and, thus, we have not yet disclosed our accounting policy for software warranties. The majority of our customers have purchased software subscription service that includes all software support and is accounted for as post-contract support with revenue and costs being recognized as the services are delivered. We have software warranty support obligations to a small number of our customers and the costs associated with providing these software warranties have been immaterial to our financial results. We respectfully advise the Staff that we intend to expand our disclosure to include our accounting policy for software warranties at such time as software warranties become material to our financial results.

Investments and Fair Value Measurement, page 91

5.	Please discuss here and in Critical Accounting Policies and Estimates why you chose to value corporate bonds and commercial paper using Level II of the fair value hierarchy as disclosed on page 94. Please refer to paragraph 22 and 23 of SFAS 157. Provide us with more specific details of your valuation process that were determined using Level II inputs. Specifically refer to paragraphs 24 through 29 and the related appendices of SFAS 157 in your response.

RESPONSE: In response to the Staff’s comment, we will expand our discussion on why our debt securities are classified within the appropriate levels of the fair value hierarchy under SFAS 157 as outlined below and will include the following disclosure in our discussions of Critical Accounting Policies in our future filings:

MD&A: Critical Accounting Policies and Estimates

Valuation and Classification of Investments

We measure our cash equivalents and debt securities at fair value. Cash equivalents and debt securities are primarily classified within Level I or Level II, with the exception of

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

auction rate securities (ARS). This is because cash equivalents and debt securities are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. ARS investments are classified within Level III because they are valued using inputs that are unobservable in the market and are significant.

We supplementally advise the Staff that we considered paragraphs 22 and 23 of SFAS 157 in prioritizing the inputs to the valuation techniques used to value our corporate bonds and commercial paper securities as discussed below:

Corporate Bonds

The corporate bond market is a fairly active market where depending on the measurement date and the specific security held, it may be possible to obtain Level I quoted market prices for that security. In order to determine if Level I inputs, as defined in paragraphs 24 through 27 of SFAS 157, were available as of the measurement date, we reviewed trading activity and pricing for each of the securities in our portfolio as of December 27, 2008. Based on the data collected in this review, we determined that there was insufficient frequency and volume to provide Level I pricing information.

In instances where quoted prices for a particular security were not available, our valuation technique relied on alternative pricing sources and models utilizing market observable inputs, as provided to us by our brokers. Third-party pricing agencies receive market prices for these securities from a variety of industry standard data providers (e.g., Bloomberg), security master files from large financial institutions, and other third-party sources. The pricing agencies use these multiple prices as inputs into a distribution-curve to determine the daily market value. We used this pricing to arrive at the fair value for these securities and classified these inputs as Level II of the fair value hierarchy, as defined in paragraphs 28 and 29 of SFAS 157. These inputs represent quoted prices for similar assets or liabilities in active markets or these inputs have been derived from observable market data. We further compared the cumulative fair value of our corporate bond portfolio per the pricing provided by the external pricing agencies to the closest available observable market pricing and determined that these prices were reasonable.

Commercial Paper

The commercial paper market is generally a fairly active initial market with thin secondary volumes. Third-party pricing agencies collect pricing data from Bloomberg, financial institution prices and third party pricing sources. Our commercial paper securities are priced via mathematical calculations using these market observable inputs.

For example, in the absence of any observable transactions for that particular security, the pricing agency will accrete from purchase price at purchase date to face value at maturity.

Securities and Exchange Commission

Re: Infinera Corporation

March 31, 2009

In the event that a transaction is observed on the same security in the marketplace, the price on that subsequent transaction reflects the market price on that day and the pricing agency will adjust the price in the system to the observed transaction price and follow a revised accretion schedule to determine the daily price. Most issuers post offerings on a monthly or weekly basis. We used this pricing data provided by the pricing agencies to arrive at the fair value for our commercial paper securities. We classified these inputs as Level II as they meet the definition of Level II inputs as defined in paragraphs 28 and 29 of SFAS 157, in that they represent quoted prices for similar assets or liabilities in active markets or have been derived from observable market data.

*        *        *

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (408) 572-5426. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the 2008 10-K when the Staff’s review is complete.

Very truly yours,
INFINERA CORPORATION

/s/ Duston M. Williams
Duston M. Williams

cc:	Jagdeep Singh, President and Chief Executive Officer
Kenneth A. Goldman, Chairman of the Audit Committee
Michael O. McCarthy III, Chief Legal Officer
Richard A. Kline, Wilson Sonsini Goodrich & Rosati, PC